Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

Commission File Number: [●]

Conference Call Transcript
BMO Capital Markets Global Metals & Mining Conference
Event Date/Time: Mar 01, 2011 / 03:30PM  GMT

CORPORATE PARTICIPANTS

Frank Wood
Alpha Natural Resources, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Meredith Bandy
BMO Capital Markets - Analyst

PRESENTATION

Meredith Bandy - BMO Capital Markets - Analyst

Our next presenter is Alpha Natural Resources. Alpha is a leading producer of thermal and met coal with operations both in Appalachia and in the Powder River Basin. With the recently announced acquisition of Massey Energy the Company will be the largest met coal producer in the US as well as perhaps the third-largest exporter of met coal in the world. Speaking today is Frank Wood, Executive Vice President and CFO of Alpha.

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

Good morning. Thank you, Meredith. Let me get situated here. My presentation today will contain some forward-looking statements, so I'm obliged to direct your attention to the disclaimer on this slide. In addition, due to our pending acquisition of Massey Energy Company, this slide also contains required details about where you can find additional information about that transaction as well as information about the participants in the solicitation.

I'm going to start off with discussing a few points that differentiate Alpha. First off, we're a leading metallurgical coal supplier, we feature highly profitable Pittsburg No. 8 longwall mines, we also feature low-risk stable PRB operations. As I'll show you later in the presentation, we're arguably the most diversified domestic producer. We feature significant export capacity. We believe we have manageable exposure to regulatory impacts in the East.

Alpha has come to be recognized for consistent execution and substantial free cash flow generation and that's due to our diversification, scale and business mix. And finally, our recently announced combination with Massey offers significant benefits for all stakeholders, shareholders, employees and customers. I'll be discussing some of these benefits in more detail in the next few slides.

As we announced on January 29, Alpha and Massey agreed that Alpha will acquire all outstanding shares of Massey common stock. On the closing of the transaction Massey shareholders will receive 1.025 shares of Alpha common stock and $10 in cash for a total of $69.33 for each outstanding share of Massey's common stock based on Alpha's closing price on January 28. This consideration represents a 21% premium to Massey's last closing price prior to the announcement. When the transaction closes the combined entity will be owned 46% by the former Massey shareholders and 54% by the Alpha shareholders.

Our first order of business is to clear the Hart-Scott-Rodino review process, then we will seek approval from both sets of shareholders and we expect the transaction to close sometime in mid-2011. Based on current estimates we expect the deal to be cash flow accretive in the first full year of operation. And excluding the impact of purchase accounting, we expect it to be accretive to EPS in 2012.

Because of our complementary portfolio of assets and operations in Central App, this combination is unique in its ability to maximize value for the shareholders of both companies. We expect to realize more than $150 million in annual synergies when fully ramped up.

After closing we anticipate the capital structure of the combined entity will be approximately 25% debt and 75% equity with total liquidity of approximately $1 billion and total debt to EBITDA ratio of approximately 2.5 times on a trailing basis. We also have the expectation of rapidly deleveraging given the potential cash flow generation from the combined company.

We at Alpha believe that the combination of Alpha and Massey provides undeniable and compelling strategic and financial benefits. Among the US peer group will create the second-largest company in terms of market capitalization, second largest in terms of reserves with over 5 billion tons, and the third-largest in total combined annual shipments.

Strategically we will become a true global leader. We will be a leading supplier of metallurgical coal both globally and in the US. We will have the opportunity to expand best of class operating management practices throughout the combined entity and we can apply Alpha's running right approach throughout the operations enhancing safety, environmental and operating performance across a much larger asset base.

The acquisition also will lay the foundation for future success. We will have one of the world's largest and higher-quality metallurgical reserve bases. We will have complementary assets in the eastern US which will provide significant opportunities to optimize our operations. And we will have over 25 million tons of export capacity.

Finally, our enhanced scale will better position the Company and the combined entity to succeed in a changing regulatory environment while maintaining operational safety and environmental excellence. From a financial perspective Massey's shareholders benefit from a 21% up-front premium and participation in future upside through a 46% ownership in the combined entity.

Alpha's shareholders benefit from the synergies which are expected to be north of a $150 million annual run rate by mid-year 2012, the opportunity for valuation multiple expansion, and the expectation of near-term accretion. And all shareholders will benefit from an industry-leading financial profile with a strong balance sheet and the highest cash flow generation of any pure play US coal company.

The significantly enhanced scale of the combined entity has an enterprise value of approximately $15 billion measured as of January 28, 2011. Our acquisition of Massey will create a global leader. Even on a historical basis the combination would be the fourth largest company globally in terms of annual production. More importantly, the combination will be solidly number three in met coal sales globally. After we close the transaction we will endeavor to expand met volumes in future periods.

Of course part of the attraction is the complementary nature of our operations. Looking at this map it is clear that Alpha, whose properties are shaded in the green, and Massey, whose properties are shaded in the yellow, have a geographically complementary production base in Central Appalachia giving the combined company access to substantial natural resources and providing the opportunities for significant synergies.

The transaction allows us together to optimize operations and increase blending and marketing opportunities, particularly on the met side. We can fully utilize the most efficient low-cost operations and in a nutshell we can realize contiguous border synergies that are simply not possible with any other partner.

Combined we expect to ship 24 million tons to 26 million tons of met coal in the first full year and 28 million tons to 30 million tons of met per year beginning in 2013. We will have one of the world's largest and highest quality metallurgical reserve bases and we will maintain the second largest set of coal reserves in the United States with 5.1 billion tons. And we will be the third largest US coal company having shipped a combined pro forma 122 million tons in 2010.

In short, with Massey we gain scale and opportunities, we gain a highly compatible partner and we deliver tremendous value for our shareholders now and longer term. We are very pleased with this transaction and we look forward to working constructively toward closing it by midyear 2011.

As I mentioned earlier, we expect to realize significant synergies from the transaction and we believe that no other conceivable combination could create as much in the way of synergies due to the close proximity of our mines, preparation plants, reserve blocks and the two companies' deep experience in managerial bench strength in Central Appalachia.

The synergies are expected to fall into four broad categories, the three on the left depict the income statement side of the equation which we expect to realize more than $150 million in synergies which we anticipate will come from a combination of three areas -- SG&A savings and sourcing; marketing; and operations.

On the balance sheet and cash flow side of the equation we expect to realize more than $50 million in reduced capital expenditures. Clearly a significant component will be margin enhancement through the ability to offer enhanced products as a result of increased blending, optimization and marketing synergies. This was a major source of synergies in our Foundation merger, even though Foundation had limited metallurgical coal production.

In light of the scale of Massey's met production, this synergy could be orders of magnitude greater than that achieved in the Foundation deal. On our conference call announcing the deal we laid out a few examples of synergy. In the interest of time I'll just mention one.

Massey has a mining complex on the same property as Alpha's Kepler preparation plant in southern West Virginia which produces high-quality low vol met coal. Currently the Massey coal is washed at the Kepler plant. The cost of keeping it segregated from our product will be avoided and we'll have the opportunity to blend this coal with our Kepler product.

Relatedly, Alpha has a mine closer to Massey's new Mariana plant which also falls in the same general property. Instead of trucking our coal back to Kepler for washing, we can now utilize the Mariana plant and achieve significant synergy savings. The combined Kepler/Mariana optimization will result in an estimated $10 million in annual synergies once fully developed.

I'm now going to turn to briefly addressing the market environment for coal. Coal is the world's fastest-growing fuel. If you look at the prior 18 years from 1991 to 2009 coal was the fastest growing fuel more than 30% of those years. Looking forward coal is expected to be the fastest growing fuel more than 70% of the time or 19 of the next 26 years spanning out to 2035.

The photo on the left is actually from India and it depicts the need for electricity in India with coal the logical choice to meet the growing demand. It is worth pointing out that many of the power lines you see here are do-it-yourself specials with limited revenues going to the utility company.

This slide contains a lot of information. But the basic theme is that it is clear that as GDP per capita in the country grows the electricity demand increases in a fairly predictable pattern. Countries such as India, China, Turkey and Brazil are likely to need significantly more electricity as their economies continue to grow. This has huge implications for world-wide coal demand over the next two decades.

In fact annual coal demand is expected to increase by an incremental 2 plus billion tons by 2030 with China and India being the main drivers. And to put that 2 billion tons in perspective, that basically equates to two US coal businesses as they've existed the last few years.

Not only does electricity demand increase as GDP per capita increases, but steel consumption tends to increase dramatically until GDP reaches approximately $12,000 and then the growth moderates to more normal growth rates as the Company's infrastructure becomes more established.

What this chart shows is the tremendous potential steel consumption growth in China, which is depicted here, India, which is depicted here and also over the next 10 years as they build out their infrastructure. We also think there's great potential in Brazil which is depicted here, as their growth in steel consumption has tended to lag the more typical growth pattern.

China now accounts for close to half of the world's steel production with its growth expected to continue into the foreseeable future. The significant growth in Chinese and also Indian steel production has tightened the met coal market, as the chart at the bottom shows, with the current spike in pricing driven by the recent flooding in Queensland.

Recent benchmark pricing of $225 per ton appears to be below the current spot price that has been reported in the media. In fact, many analysts are forecasting the second-quarter benchmark to be north of $300. Most forecasts show moderately lower although still fairly strong pricing as we move out beyond 2013.

Domestically both thermal and met coal demand trends have been significantly improved since 2009 and overall markets remain healthy. The end of January stockpiles were estimated at approximately 156 million tons or about 13 million tons below where they had been a year prior.

However, given the continued low gas price the inventory levels have remained slightly higher than normal as measured on a five-year weighted average. Domestic steel production has experienced a dramatic increase since the lows of 2009 with utilization now up in the mid 70% range resulting in a solid domestic demand for metallurgical coal.

Now I'd like to discuss how Alpha fits into the US and the global marketplace. This slide shows the relative scale of Alpha as a standalone against its US peers on the left-hand graph and then Alpha and Massey on a combined pro forma basis on the right-hand rough compared to the global met suppliers.

Alpha shipped approximately 12 million tons of met coal in 2010 and on a pro forma basis Alpha Massey shipped nearly 20 million tons in 2010. Our combined pro forma shipments place us in the number three spot on a global scale with BHP and Teck being the top two.

Besides financial scale Alpha is arguably the most diversified domestic producer with regional product and production scale to continue its consistent performance. We operate, as you can more or less see up here, we operate in Northern Appalachia, Central Appalachia, PRB and we have reserves in the Illinois Basin.

We have significant thermal coal production in addition to being the largest domestic supplier of metallurgical coal. Met coal has always been an important part of D&A at Alpha since its founding eight years ago and the Massey transaction will obviously increase the proportion of metallurgical coal in our business mix. It will also increase our concentration in the eastern US, but we continue to believe that regional and product diversification is key to delivering consistent financial results over the long term.

In 2010 Alpha was the leading domestic exporter of metallurgical coal and we had approximately 15 million tons of annual export capacity which we didn't fully utilize. Typically we export about two-thirds of our met supply to roughly 20 countries with Europe being the largest customer. Overall approximately 55% of our 2010 exports went to Europe or about 5.2 million tons which was followed by Asia with about 1.7 million tons, Canada and Mexico with about 1.4 million and then finally South America at nearly 1 million tons.

As more and more of the South African and Colombian imports go to meet Asian demand, and this has been an increasing trend over the last couple of years, we continue to see very solid opportunities in both western and eastern Europe.

Here's a snapshot of Alpha's operating units. We operate more than 60 mines with the largest production volume coming from Alpha Coal West PRB mines which have the capacity to produce more than 50 million tons.

Our eastern operations include several different business units including our Pennsylvania services unit which operates the two Pittsburg No. 8 longwall mines -- that's located here in Southwest Pennsylvania; and our AMFIRE northern West Virginia, southern West Virginia and Virginia/Kentucky business units which constitute the remainder of our eastern properties, all of which produce a combination of met and thermal coals. With approximately 2.3 billion tons of reserves and more than 90 million tons of annual production capacity Alpha has a broadly diversified product and regional footprint.

I'm now going to address some of our organic met coal growth opportunities; again this is information for standalone Alpha. We have several near-term as well as longer-term met coal development projects. Deep Mine No. 41, which is in Southwest Virginia, recently started production and will be ramping up through 2014 adding up to five sections with annual production capacity of just under 2 million tons when fully ramped up.

Deep Mine 41 offers excellent economics with expected IRRs in the 40% range. I will comment that that was based on metallurgical coal prices as they existed some time ago. Barrett and Cresson have combined annual capacity of more than 1 million tons. Barrett is expected to -- they're up here in sort of central Pennsylvania. Barrett is expected to start production in 2011, later in the year, and Cresson should be online in 2013.

Freeport, which is also located in Southwest Pennsylvania, is a longer-term project with annual production capacity of 3 million tons of which 2 million will be metallurgical coal. Its expected CapEx is north of $300 million and Freeport is projected to start production around 2015.

Beside near-term projects we have some additional growth opportunities that offer us optionality to monetize existing assets, take advantage of market conditions and provide future development flexibility. And some of those opportunities are listed on this slide. The only one I'll really comment on is this one right here which is called the Foundation mine in Northern Appalachia.

That's going to be a large longwall mine that eventually could be up to 14 million tons, projected to come on later this decade, will initially replace one of the existing Pittsburg No. 8 longwall -- Pittsburg No. 8 seam longwall mines and then eventually will become really our main part of our Pittsburg No. 8 production as we get out into the 2020s.

Our financial performance has been very strong over the last three years as we have increased our revenues, adjusted EBITDA and adjusted EPS significantly since 2007. I would note that 2009 results, as depicted here, include Foundation from July 31 forward. We just announced our best year ever with adjusted EBITDA of $796 million for 2010 and we are positioned to deliver another record year in 2011.

More importantly, our free cash flow generation, which is shown on the lower right here, has been consistently positive since Alpha was formed and reached $350 million in 2010 which was our second best year ever.

Our financial position as depicted on this slide is among the strongest in the industry. Our leverage ratio stands at one times total debt to trailing 12 months EBITDA. At the end of December our liquidity stood at nearly $1.8 billion which included more than $800 million of cash and marketable securities.

As of February 24 ANR shares at 5.4 times enterprise value to 2011 EBITDA estimates traded at a discount to the broader US coal industry. The overall group traded at 6.2 times 2011 EBITDA while the large and diversified coal producers, which I would suggest to you is over in here, basically traded at 7.6 times 2011 EBITDA.

As one of the most diversified domestic coal companies Alpha has provided strong and consistent performance with significant adjusted EBITDA and free cash flow, which in our opinion should result in a valuation much closer to that large and diversified peer group.

And then to summarize, as shown on this slide, Alpha has had a very consistent track record in 2009 -- 2010, excuse me, was no exception. We generated a record amount of adjusted EBITDA of nearly $800 million with very strong free cash flow. Liquidity is approaching the $2 billion mark and our valuation remains very attractive on a peer group relative basis.

Our combination with Massey is the key to Alpha's future growth. And this combination offers compelling strategic and financial benefits for all of the stakeholders, our shareholders, employees of both organizations and our customers. Thank you for your attention and I suspect we have a few moments for questions.

QUESTION AND ANSWER

Meredith Bandy - BMO Capital Markets - Analyst

We do have a few minutes for questions. If you can get the microphone in the middle here.

Unidentified Audience Member

Hi, there. I'm just curious, the 24 million tons to 26 million tons, what are you assuming there on Massey? It seems like that's 10 to 12. If I look at their -- after they did Cumberland before Upper Big Branch they were talking about 14, obviously long-term could go to 20. Are you assuming Upper Big Branch in there? And what are your thoughts on Cumberland and their ability to transfer some of that thermal to met?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

Yes, let me kind of start with Alpha and then I'll move into Massey. With Alpha we're guiding to a midpoint of metallurgical coal about 13,750,000 tons in 2011 and 2012. So that's sort of where -- you start from there, just shy of 14 million. With Massey we are not assuming in the near term that UBB will come back. So we are naturally ascribing any metallurgical coal volumes over the near term to the UBB asset.

With regard to Cumberland, we're still in the process of discovering and learning more about those numbers. So we have taken numbers that Massey generally developed internally and have moderated those numbers somewhat to the lower part of some of the ranges they've given, which I think assumes some metallurgical increase in production from Cumberland but not the full-blown that would be required to get them to 20 million tons.

Meredith Bandy - BMO Capital Markets - Analyst

In the back.

Unidentified Audience Member

Just one question on the stock versus cash purchase of Massey.

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

Right.

Unidentified Audience Member

It seems that you could have gone with more cash, but you decided to do it with relatively low amounts. So just whatever you can talk about that and I guess how that reflected all of your view on the market.

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

I'll make a couple of comments. One thing was that in the Massey process that we participated in, which was a competitor process, there was an upper limit to the amount of cash that they would accept in a bid. So that had some bearing on what we -- on how we structured our bid stock versus cash.

Another consideration that we had which also played into it was we've worked very hard to get our credit rating to where it is, basically BB. And looking at what the trailing 12 months was going to look like, whether it was December 31 or likely whether it was the middle of this year, we felt that by using that amount of cash and more stock that we'd be able to keep our leverage ratio as presented to the rating agencies roughly within the 2.5 times total debt to last 12 months trailing EBITDA.

So those were two of the considerations that played into that. As well as a very positive view on our stock going forward and wanting to give investors that opportunity.

Unidentified Audience Member

I just have -- sorry, a quick follow-up to the last question. On UBB, how do you view the key events this year? Clearly when you paid for Massey you must have had some type of valuation for that asset. I mean, do you see it coming back late this year, 2012, or how do you think about that in your purchase price?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

When we looked at valuing Massey we looked at valuing roughly 2.8 billion tons of reserves. So obviously there were a lot of assets there, UBB being one of them. Our understanding of UBB is it's unlikely that it will be [redevelopable] through where it was -- where the portal originally was. There may be some potential to go into the untapped areas of the reserve through other entrances. But that's something we really haven't studied enough detail yet to have a firm picture on.

Unidentified Audience Member

Hi, I think there is an indictment filed against security personnel at Massey recently. I'm just wondering as that investigation has gone on, has there been anything that's been uncovered that worries you or was kind of significantly different from when you were doing your diligence?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

Yes, basically we knew there was a federal investigation going on of UBB. I think our lawyers on a privilege basis had some indication maybe of where some of the focus of the questions were going. Yesterday's announcement of the two indictments against the individual that I believe was the director of security there was the first outcome from that investigation. We have no idea whether that's the last outcome from it or not.

The one comment I will make is I think we're encouraged that something is starting to come out of that investigation and I think we're somewhat encouraged probably by the nature of what has come out so far in terms of that getting resolved and off the table hopefully prior to closing. But I don't really have any other specifics to share other than those first impressions.

Meredith Bandy - BMO Capital Markets - Analyst

If I could, you've already seen obviously you, Alpha going in for Massey, you saw Massey go in for Cumberland. Historically Appalachia has been a pretty fragmented market. Is there more room for consolidation in Appalachia?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

Well, I mean, I guess I'll answer the question both generically and as it pertains to Alpha. I mean, Alpha right now is focused on closing the Massey transaction, then probably for several years afterward we'll be focused on getting the benefits from the Massey transaction. So in terms of our interest in doing further consolidation in Appalachia I would say is not at the forefront right now.

In terms was what may be possible for other companies, there seems to be speculation of further consolidation. But specifically I'm not aware of anything.

Meredith Bandy - BMO Capital Markets - Analyst

Any last questions? Oh, one more.

Unidentified Audience Member

(Inaudible) the spot thermal Central App prices, it seems to have come down from spikes in the mid-80s back to like the high 60s, the seaborne thermal prices remain strong. Any thoughts on why we see that?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

I mean, the best answer I can give you on that, I mean obviously it does bounce around, we've seen that over time. I would think probably the best answer I can give is that gas has been relatively weak here recently. I think that does influence it. So that would be my thought probably on that behavior.

Unidentified Audience Member

(Inaudible question - microphone inaccessible)?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

I'm sorry?

Unidentified Audience Member

(Inaudible question - microphone inaccessible)?

Frank Wood - Alpha Natural Resources, Inc. - EVP & CFO

The contract prices are never exactly what those index prices are, they're usually sort of indicative and directly indicative. I don't think there's been a dramatic effect on contracting in the near term that I'm aware of.

Meredith Bandy - BMO Capital Markets - Analyst

All right, if there are no final questions, thank you very much, Frank for your time.

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.